November 8, 2005

Via U.S. Mail and Facsimile

Ron A. Brenneman
Chief Executive Officer
Petro-Canada
150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3

RE:		Petro-Canada
		40-F for the Fiscal Year Ended December 31, 2004
		Letter dated October 14, 2005
		File No. 001-13922

Dear Mr. Brenneman:

      We have limited our review to your letter dated October 14, 2005, and to your Form 40-F for the fiscal year ended December 31,
2004, and disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 40-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General -

In addressing the materiality of your contacts with Libya and Syria, and whether those contacts constitute a material investment risk for your security holders, in your letter of October 14, 2005, the only qualitative factor you discuss as relevant to your materiality analysis is your compliance with applicable legal and regulatory requirements. Please address the materiality of your contacts with Libya and Syria, and whether those contacts constitute a material investment risk for your security holders, in light of the potential impact upon your reputation and share value of your contacts with countries identified as state sponsors of terrorism and, in the case of Syria, subject to US sanctions. In this regard, we again call to your attention the fact that certain US states have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Provide us with both your conclusions and the analysis underlying your conclusions.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance